UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-38857

Bit Origin Ltd

(Translation of registrant’s name into English)

375 Park Ave, Fl 1502

New York NY 10152

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 1, 2022, the Board of Directors of Bit Origin Ltd (the “Company”) approved the appointment of Ms. Lianfei Du as the Executive Vice President, effective on September 1, 2022.

Pursuant to the employment agreement with Ms. Lianfei Du, dated September 1, 2022, the Company agreed to pay US$120,000 in base salary for the first year with increase of 6% each year, for a term from September 1, 2022 to August 31, 2025 and will be automatically extended for one additional year unless either party givers 60 days’ prior written notice to the other party not to extend the employment. The employment agreement can be terminated by either party at any time and for any reason with a 30 days’ prior written notice of termination to the other party.

The foregoing description of the employment agreement with Ms. Lianfei Du is qualified in its entirety by reference to the full text thereof, which is attached as Exhibits 10.1 hereto and incorporated by reference herein.

The biographical information of Ms. Lianfei Du is set forth below:

Lianfei Du, age 37

Ms. Du has rich experience in equity/debt investments, financial advisory, and fund operating management in Hong Kong and Mainland China. She joined the Company in December 2021 as Head of Corporate Finance and Operation. From January 2018 to December 2021, Ms. Du served as the Vice President in TCC Capital, a Hong Kong-based boutique private equity fund backed by an HK family office with assets under management (AUM) of hundreds of million US dollars. As the VP at TCC Capital, Ms. Du led multiple venture capital and growth capital investment projects across various industries, including biotech, new material, fintech, and real estate. Ms. Du was also involved extensively in the fundraising for a healthcare fund (US$ 100m+) joint ventured with a top 5 European healthcare fund manager and a special situations fund (US$ 300m+) backed by the HK family office. From January 2014 to November 2017, Ms. Du was a manager with Ernst & Young (China) Advisory Limited, leading the financial due diligence for 20+ deals across the spectrum: venture, private equity, outbound buyout, M&A, liquidation and etc. From July 2010 to November 2013, Ms. Du was a senior associate with PricewaterhouseCoopers, served many big-name clients Caterpillar, Toyota Tsusho, Kyocera, POLA and etc. for audit or internal control engagements. Ms. Du received her bachelor’s degree in Accounting from Tianjin University of Finance and Economics in 2007 and her master of business administration (MBA) degree from Yokohama National University in Japan in 2010.

There are no family relationships between Ms. Lianfei Du and any other employees of the Company or members of the Board of Directors.

Press Release

Attached as Exhibit 99.1 is a press release of the Company, dated September 6, 2022, entitled, “Bit Origin Ltd Furthers Business Growth and Gender Equality Goals with New Executive Vice President Appointment”.

Exhibit Index

Exhibit No.	Description
10.1	Employment Agreement between Bit Origin Ltd and Lianfei Du, dated September 1, 2022
99.1	Press Release – Bit Origin Ltd Furthers Business Growth and Gender Equality Goals with New Executive Vice President Appointment, dated September 6, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2022	BIT ORIGIN LTD

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board